UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                StockerYale Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    86126T203
                                 (CUSIP Number)

                                December 31, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 11 Pages

CUSIP No. 86126T203                    13G/A                 Page 2 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Smithfield Fiduciary LLC
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    692,069 shares of Common Stock
OWNED BY
                    Warrants to acquire 1,207,969 shares of Common Stock
EACH                -----------------------------------------------------------
REPORTING      (7)  SOLE DISPOSITIVE POWER
                    0
PERSON WITH    ----------------------------------------------------------------

               (8)  SHARED DISPOSITIVE POWER
                    692,069 shares of Common Stock

                    Warrants to acquire 1,207,969 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            692,069 of Common Stock

            Warrants to acquire 1,207,969 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.83%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86126T203                    13G/A                 Page 3 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    692,069 shares of Common Stock
OWNED BY
                    Warrants to acquire 1,207,969 shares of Common Stock
EACH           ----------------------------------------------------------------
               (7)  SOLE DISPOSITIVE POWER REPORTING 0
               ----------------------------------------------------------------
PERSON WITH
               (8)  SHARED DISPOSITIVE POWER
                    692,069 shares of Common Stock

                    Warrants to acquire 1,207,969 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            692,069 shares of Common Stock

            Warrants to acquire 1,207,969 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.83%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86126T203                    13G/A                 Page 4 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC               20-1901985
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    692,069 shares of Common Stock
OWNED BY
                    Warrants to acquire 1,207,969 shares of Common Stock
EACH           ----------------------------------------------------------------
               (7)  SOLE DISPOSITIVE POWER
REPORTING           0
               ----------------------------------------------------------------
PERSON WITH
               (8)  SHARED DISPOSITIVE POWER
                    692,069 shares of Common Stock

                    Warrants to acquire 1,207,969 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            692,069 shares of Common Stock

            Warrants to acquire 1,207,969 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.83%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86126T203                    13G/A                 Page 5 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    692,069 shares of Common Stock
OWNED BY
                    Warrants to acquire 1,207,969 shares of Common Stock
EACH           ----------------------------------------------------------------
               (7)  SOLE DISPOSITIVE POWER
REPORTING           0
               ----------------------------------------------------------------
PERSON WITH
               (8)  SHARED DISPOSITIVE POWER
                    692,069 shares of Common Stock

                    Warrants to acquire 1,207,969 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            692,069 shares of Common Stock

            Warrants to acquire 1,207,969 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.83%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86126T203                    13G/A                 Page 6 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                     692,069 shares of Common Stock
OWNED BY
                    Warrants to acquire 1,207,969 shares of Common Stock
EACH           ----------------------------------------------------------------
               (7)  SOLE DISPOSITIVE POWER
REPORTING           0
               ----------------------------------------------------------------
PERSON WITH
               (8)  SHARED DISPOSITIVE POWER
                    692,069 shares of Common Stock

                    Warrants to acquire 1,207,969 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            692,069 shares of Common Stock

            Warrants to acquire 1,207,969 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.83%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86126T203                    13G/A                 Page 7 of 11 Pages


     This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on February 22, 2007 (as amended, the "Schedule 13G") with respect to the shares of common stock, par value $0.001 per share (the "Common Stock") of StockerYale, Inc., a Massachusetts corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4, 5 and 10 in their entirety as set forth below.


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


        SMITHFIELD FIDUCIARY LLC
        ------------------------
        c/o Harmonic Fund Services
        The Cayman Corporate Center, 4th Floor
        27 Hospital Road
        George Town, Grand Cayman
        Cayman Islands, British West Indies
        Citizenship:   Cayman Islands, British West Indies

        HIGHBRIDGE INTERNATIONAL LLC
        ----------------------------
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE CAPITAL MANAGEMENT, LLC  IRS#: 20-1901985
        ----------------------------------
        9 West 57th Street, 27th Floor
        New York, New York  10019
        Citizenship:  State of Delaware

        GLENN DUBIN
        -----------
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

        HENRY SWIECA
        ------------
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

Due to a change in the reporting structure of Highbridge Capital Management, LLC, Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd. and Highbridge GP, LLC, are no longer Reporting Persons.


Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

CUSIP No. 86126T203                    13G/A                 Page 8 of 11 Pages


          As of the date of this filing, each of Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca (collectively, the "Reporting Persons") may be deemed the beneficial owner of the 692,069 shares of Common Stock owned by Smithfield Fiduciary LLC and the 1,207,969 shares of Common Stock issuable to Smithfield Fiduciary LLC upon exercise of the Warrants.

          Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of Common Stock owned by Smithfield Fiduciary LLC.

          (b)  Percent of class:

          The Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007 filed on November 14, 2007, indicates there were 38,098,177 shares of Common Stock outstanding as of November 14, 2007. Therefore, based on the Company's outstanding Common Stock, each of the Reporting Persons may be deemed to beneficially own 4.83% of the outstanding Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote

                     0

               (ii)  Shared power to vote or to direct the vote

                     See Item 4(a)

               (iii) Sole power to dispose or to direct the disposition of

                     0

               (iv) Shared power to dispose or to direct the disposition of

                    See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 86126T203                    13G/A                 Page 9 of 11 Pages


Item 10. Certification

          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 30, 2007, by and among Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 86126T203                    13G/A                Page 10 of 11 Pages



                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 30, 2008

HIGHBRIDGE INTERNATIONAL LLC
                                         SMITHFIELD FIDUCIARY LLC
By: Highbridge Capital Management, LLC
    its Trading Manager                  By: Highbridge Capital Management, LLC
                                             Its Trading Manager

By: /s/ Noah Greenhill
    ------------------
Name:  Noah Greenhill                    By: /s/ Noah Greenhill
Title: Managing Director                     ---------------------------
                                         Name:  Noah Greenhill
                                         Title: Managing Director
HIGHBRIDGE CAPITAL MANAGEMENT, LLC


                                         /s/ Henry Swieca
                                         --------------------------------
                                         HENRY SWIECA
By: /s/ Noah Greenhill
------------------------
Name:  Noah Greenhill
Title: Managing Director





/s/ Glenn Dubin
-------------------------
GLENN DUBIN

CUSIP No. 86126T203                    13G/A                 Page 11 of 11 Pages



                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.001 par value, of StockerYale, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



Dated as of January 30, 2008



HIGHBRIDGE INTERNATIONAL LLC
                                         SMITHFIELD FIDUCIARY LLC
By: Highbridge Capital Management, LLC
    its Trading Manager                  By: Highbridge Capital Management, LLC
                                             Its Trading Manager

By: /s/ Noah Greenhill
    ------------------
Name:  Noah Greenhill                     By: /s/ Noah Greenhill
Title: Managing Director                  ---------------------------
                                          Name: Noah Greenhill
                                          Title: Managing Director
HIGHBRIDGE CAPITAL MANAGEMENT, LLC


                                          /s/ Henry Swieca
                                          ---------------------------
                                          HENRY SWIECA
By: /s/ Noah Greenhill
    ------------------------
Name:  Noah Greenhill
Title: Managing Director





/s/ Glenn Dubin
-------------------------------
GLENN DUBIN